Qixiang Sun, Esq.
tel 202.663.8349
qixiang.sun@pillsburylaw.com

January 31, 2012

VIA EDGAR

Ms. Kate Beukenkamp
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Silvan Industries, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed December 16, 2011
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed December 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 21, 2011
File No. 0-52843

Dear Ms. Beukenkamp:

Reference is made to the letter, dated January 11, 2012, setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 and the quarterly reports on Form 10-Q for the period ended March 31, 2011 and September 30, 2011 of Silvan Industries, Inc. (the “Company”). The letter requests the Company to respond within ten business days from the date of such letter.

Due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letter. The Company will use diligent efforts to provide its responses to the Staff by the close of business on February 10, 2012.

Should you have any questions regarding this letter, please do not hesitate to contact me at (202) 663-8349.

Sincerely,

/s/ Qixiang Sun
Qixiang Sun